Exhibit (a)(19)
Burger King Merger Transaction
Frequently Asked Questions and Answers
For Burger King Employees

1.	What is the transaction between Burger King and 3G?
In the Burger King Merger transaction, 3G has offered to purchase all of the company’s stock for $24 per share in cash. This type of transaction is known as a “tender offer”. If you own shares of BK outright, you are a shareholder and you will receive information from your broker regarding the tender offer.

2.	What will happen to shares I own outright if the deal closes?
If you own shares of BK stock they will be purchased for $24 per share if the transaction closes.
To voluntarily tender shares you own through a broker: Contact your broker using the telephone number found in the materials received in the mail or the telephone number or email address found on statements received from your broker. If you need additional tender offer materials, you can contact your broker or D.F. King, which is the information agent for the offer. D.F. King can be reached toll-free at (800) 714-3313.
Proceeds from Sale: You will need to contact your broker for information pertaining to the distribution of the proceeds from the purchase of your shares in the offer. The distribution of proceeds generally happens within a few days of the completion of an offer.
Contact Your Broker: If you have questions about your shares as a result of the close of this transaction you need to contact your broker. BK will not have specific information regarding shares you own outright or hold in a brokerage account.

3.	What will happen to the Valentine’s Day Grant stock options?
Valentine’s Day Grant: The Valentine’s Day Grant refers to the two (2) stock options that were awarded to eligible employees on February 14, 2006. As a result of the stock split which occurred prior to the Initial Public Offering (IPO), the grant is equivalent to 53 options with an exercise price of $21.64.

If you received a Valentine’s Day Grant of stock options on February 14, 2006 the unexercised vested and unvested options will receive an amount in cash equal to the “spread” between the offer price of $24 per share and the $21.64 exercise price of the option, and your stock options will be cancelled. The value of each option is the difference between $24 and the exercise price ($21.64). The total cash payment will be 53 x $2.36 or $125.08, less applicable withholding taxes. It will be distributed by the Company through local payroll. There will be no fees associated with liquidating these options as a result of the closing of the sale to 3G.
YOU ARE NOT REQUIRED TO TAKE ANY ACTION ON OUTSTANDING OPTIONS

4.	What will happen to the shares of stock held in the 401(k) plan?
401(k) BK Stock Fund: You should contact Merrill Lynch at 888-637-4252 by October 13, 2010, 3:00 p.m. ET to provide instructions if you wish to tender your shares of BK Stock in your 401(k) account. Shares held in the 401(k) BK stock fund will be purchased at the close of the deal for $24 per share, whether or not you tendered your shares. The proceeds will be moved automatically to the ML Retirement Preservation Trust Fund (RPT). Your future contribution allocation that was directed toward the purchase of BK Stock will also be directed to the RPT Fund. Following the automatic transfer, you will have the ability to change how the proceeds will be invested and redirect your contribution allocation. Account information is available at Benefits OnLine at www.benefits.ml.com.

5.	Will there be any blackout dates or other restrictions on stock options or the BK stock fund in the 401(k) plan leading up to the closing of the sale to 3G?
All Employees: All employees will be subject to a blackout period at Merrill Lynch beginning on October 8, 2010 at the close of trading. No transactions will be permitted on outstanding vested stock options, and for employees who participate in the BK 401(k) plan no transactions will be permitted on shares held in the 401(k) BK stock fund (other than tendering the shares). Unless you are in the window group, the blackout will not apply to transactions on shares owned outright and held in a Merrill Lynch or other brokerage account.

6.	What will happen to the F’11 bonus if the BK Merger closes?
If the transaction closes, you will receive your target bonus prorated for the period of July 1, 2010 until the closing date.
For example, assume that your base salary is $40,000 and your target bonus is 10%. If the transaction closes on October 19 (which is 111 days into fiscal 2011), you will receive 110/365 which is approximately 30% of your bonus, or $1,200, less applicable withholding taxes.

7.	What will be the timing of payments and statements?
Payments from the Company: The Company’s goal is to process the payments within one week of the closing of the transaction.
Payments from Brokers for “Owned Shares”: You will need to contact your broker for information pertaining to the timing and distribution of the proceeds
Statements: Within one week of the closing, the Total Rewards team will distribute statements detailing the proceeds from outstanding stock option awards and the pro rata RSIP bonus, if applicable.
Notice to Investors
This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to an offer to purchase and related materials that an affiliate of 3G Capital filed with the SEC. An affiliate of 3G Capital has filed a tender offer statement on Schedule TO with the SEC in connection with the commencement of the offer, and the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, including any amendments thereto, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been or will be sent free of charge to all the Company’s stockholders. In addition, all of these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Schedule TO, Schedule 14D-9 and related materials may be obtained for free from D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Toll-Free Telephone: (800) 714-3313. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company by contacting the Company’s Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or investor@whopper.com.

Additional Information about the Merger and Where to Find It
In connection with the potential transaction referred to in this FAQ, Burger King Holdings, Inc. filed a preliminary proxy statement with the SEC related to the approval of the merger agreement by the Company’s stockholders. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by an affiliate of 3G Capital pursuant to the terms of the merger agreement. The materials filed and to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and stockholders also may obtain free copies of the proxy statement from the Company by contacting the Company’s Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or investor@whopper.com. Investors and security holders of the Company are urged to read the definitive proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.
Burger King Holdings, Inc. and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2009 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2010, the preliminary proxy statement relating to the merger and other relevant materials which may be filed with the SEC in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the definitive proxy statement relating to the merger when it becomes available.

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